EXHIBIT 99.1

Western Appoints Director & Announces Interim CFO

VANCOUVER, British Columbia, April 15, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) is pleased to announce that Mr. Kenneth Williamson has been appointed to Western’s Board of Directors, effective April 15, 2019.

Mr. Williamson is a professional director with over 40 years of experience in natural resources and investment banking, where his focus has been on capital markets and mergers and acquisitions. Mr. Williamson worked in the oil and gas sector before transitioning into investment banking at Midland Walwyn/Merrill Lynch Canada Inc. where he was Vice-Chairman of Investment Banking until 1998.  Mr. Williamson has held various positions on Boards throughout his career, including Eicon Technology Corporation, Glamis Gold Ltd., BioteQ Environmental Technologies Inc., Uranium One Inc., BlackRock Ventures Inc., Quadra FNX Mining Ltd., Tahoe Resources Inc. and Goldcorp Inc. Mr. Williamson is a member of the National Association of Corporate Directors (NACD), Institute of Corporate Directors (ICD) and the Professional Engineers of Ontario (PEO).

Mr. Williamson has a Bachelor of Applied Sciences degree from University of Toronto and an MBA from University of Western Ontario.

As previously announced, Mr. Julien Francois has resigned from his position as Chief Financial Officer (“CFO”) for Western effective April 30, 2019. The company is currently reviewing qualified applicants, and until a new CFO is appointed, Varun Prasad, Senior Accountant for Western will act as interim CFO, effective May 1, 2019.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President & CEO

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com